UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOS Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83587W106

(CUSIP Number)

Mr. Yandai Wang

Room 8888, Jiudingfeng Building,

888 Changbaishan Road,

Qingdao Area, China (Shandong)
Pilot Free Trade Zone

People’s Republic of China
Telephone: +(86) 0311-80910921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

800 Third Avenue, Suite 2800

New York, NY 10022
Attention: Joan Wu

Telephone: +1 (212) 530-2208

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 83587W106

1	NAMES OF REPORTING PERSONS: Yaxian Wang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,203,713*
	8	SHARED VOTING POWER: 145,629,731*
	9	SOLE DISPOSITIVE POWER: 18,203,713*
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,372,752 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.20% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Yaxian Wang (the “Reporting Person”) has voting and dispositive control over 7,566,421 Class A Ordinary Shares, each of which is entitled to 1 vote per share, and 13,806,331 Class B Ordinary Shares, each of which is entitled to 10 votes per share. The Reporting Person has sole voting power over 945,803 Class A Ordinary Shares and 1,725,791 Class B Ordinary Shares. The Reporting Person has voting power over 6,620,618 Class A Ordinary Shares and 12,080,540 Class B Ordinary Shares through certain voting rights proxy agreement dated October 27, 2020 by and among Weiying Zheng, Deyu Kong, Xiaoming Li, Yu Liu, Wen Chen, Pengfei Yin and Haijun Li (individually “Shareholder” and collectively “Shareholders”) and Reporting Person, (the “Voting Agreement”) pursuant to which the Shareholders grant a power of attorney to, and entrust, the Reporting Person, for the maximum period of time permitted by law, with all of its voting rights as a shareholder of the Issuer, including the election of directors of the Issuer. The Reporting Person expressly disclaims beneficial ownership of any of the Shares covered by the Voting Agreement.

**	Percentage is calculated based on an aggregate of 260,747,988 Ordinary Shares outstanding, including 236,279,336 Class A Ordinary Shares and 24,468,652 Class B Ordinary Shares outstanding as of October 27, 2020.

CUSIP Number: 83587W106

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A Ordinary Shares with a par value $0.0001 per share (the “Class A Ordinary Shares”) and Class B Ordinary Shares with a par value of $0.0001 per share (the “Class B Ordinary Shares”) of SOS Limited, a Cayman Islands company (the “Issuer” or the “Company”). As of the date of this Schedule, the Company has 236,279,336 Class A Ordinary Shares and 24,468,652 Class B Ordinary Shares issued and outstanding. The Company’s principal executive office is located at Room 8888, Jiudingfeng Building, 888 Changbaishan Road, Qingdao Area, China (Shandong) Pilot Free Trade Zone, People’s Republic of China

The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share, subject to the limitations set forth in the Memorandum and Articles of Association of the Company. Each Class B Ordinary share is convertible into one Class A Ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

The Company’s American depositary shares (“ADS”), each representing 10 Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “SOS.”

Item 2. Identity and Background.

This Statement is filed on behalf of Mr. Yaxian Wang (the “Reporting Person”). On October 27, 2020, the Reporting Person entered into certain voting rights proxy agreement (the “Voting Agreement”) with each of Weiying Zheng, Deyu Kong, Xiaoming Li, Yu Liu, Wen Chen, Pengfei Yin and Haijun Li (each a “Shareholder,” and collectively as the “Shareholders”), pursuant to which the the Shareholders granted a power of attorney to, and entrust, the Reporting Person, for the maximum period of time permitted by law, with all of its voting rights as a shareholder of the Issuer the Reporting Person may be deemed to have shared voting rights to vote all of the Shares on all matters, including the election of directors of the Issuer The Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the Shares covered by the Voting Agreement.

(a)	The Reporting Person is an individual and a citizen of the People’s Republic of China.

(b)	The Reporting Person’s business address is No. 1001, unit 1, building 3, No. 7 Heping East Road, Qiaodong District, Shijiazhuang City, Hebei Province, China.

(c)	The Reporting Person’s present principal occupation is Administration Clerk.

(d)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP Number: 83587W106

Item 3. Source and Amount of Funds or Other Consideration.

The Company entered into a set of agreements on May 5, 2020 with Yong Bao Two Ltd. (“YBT”), the shareholders of YBT (the “YBT Shareholders”), the Reporting Person, the Shareholders (the “Purchasers,” collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC (“True North”), (collectively, the “Parties”). The set of Agreements included the Tripartite Agreement, the Assumption Agreement and Share Purchase Agreement (collectively, the “Agreements”).

On May 15, 2020, the transaction contemplated by the Agreements (the “Transaction”) was consummated.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, the Investors made a payment of US$1,000,000 in cash (the “Cash Consideration”) in exchange for 7,566,421 Class A ordinary shares and 9,806,331 Class B ordinary shares of the Company (the “True-up Shares”).

Amendment to Share Purchase Agreement

On May 31, 2020, the Company entered into an amendment to the Share Purchase Agreement (the “Amendment”) with YBT and the Investors to amend the definition of the True-up Shares to mean 7,566,421 Class A ordinary shares and 13,806,331 Class B ordinary shares within the Share Purchase Agreement and the Tripartite Agreement, representing an increase of 4,000,000 Class B ordinary shares that were issued to the Investors. Except the terms referenced above, the remaining provisions of the Share Purchase Agreement were not affected or impaired in any manner.

The Shares were issued in reliance on exemption from registration in accordance with Regulation S and/or Rule 4(a)(2) under the Securities Act of 1933, as amended. The source of funds paid by the Reporting Person is from personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Representatives of the Reporting Person may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Person, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to his investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Pursuant to the Voting Agreement, the Reporting Person was also granted the right to vote all the Shares owned by the Shareholders.

Except as set forth in this Item 4, the Reporting Person has no plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

CUSIP Number: 83587W106

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Class A and Class B Ordinary Shares were effected during the past sixty (60) days by the Reporting Person.

(d)	None

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The contents of the foregoing Items are hereby incorporated herein by reference in their entirety. Except as otherwise described in this Schedule, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Voting Rights Proxy Agreement dated as of October 27, 2020 by and among Yaxian Wang, Weiying Zheng, Deyu Kong, Xiaoming Li, Yu Liu, Wen Chen, Pengfei Yin and Haijun Li

CUSIP Number: 83587W106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2020

By:	/s/ Yaxian Wang
Name: Yaxian Wang